EXHIBIT 99.1

Eltek Ltd. Announces Resignation of a Director

On April 25, 2013, Eltek Ltd. (“Eltek”) received notice from its director Mr. Itamar Levy that he is resigning as a member of the Board of Directors, effective immediately, due to personal reasons. Mr. Levy had served as a director since June 2012.  Eltek thanks Mr. Levy for his service.